                                                    HANCOCK HOLDING COMPANY

May 9, 2007

John P. Nolan
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C.  20549

RE:      Hancock Holding Company
         Form 10-K for the Fiscal Year Ended December 31, 2006
         Filed February 23, 2007
         File No. 000-13089

Dear Mr. Nolan,

     We received your letter dated April 27, 2007 regarding our Form 10-K for the fiscal year ended December 31, 2006.  Thank you for bringing these comments to our attention and for providing us an opportunity to respond.  Please find below our responses to your comments.

Note 4. Securities, page 67

1.       SEC Comment:
         We refer to the statement on page 68 that during the fourth quarter of 2006 the Company sold $162 million in certain agency securities and recorded a pre-tax loss of $5.5 million.  We also refer to the statement that the Company has no intention and does not expect to incur any other significant security sales in the immediate future.  Please provide us the following information:

            o  Tell us and revise the footnote in future filings to state if the Company has the positive intent and ability to hold the remaining investment in available-for-sale securities for a period of time sufficient to allow for an anticipated recovery in market value.  Refer to paragraph 16 of SFAS 115 and Interpretive Response to Question in SAB 59.

            o  Tell us how you considered the requirements of SAB 5:M regarding the recognition of other-than-temporary impairments for the remaining portfolio of available-for-sale securities with unrealized losses totaling $18 million as of December 31,
               2006 and fully explain why you believe your current accounting treatment is correct.

U.S. Securities and Exchange Commission
Hancock Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2006
May 9, 2007

            o  Describe how you applied the methodology for determining when an investment is other-than-temporarily impaired under paragraph 16 of SFAS 115 considering the application guidance in EITF 03-1 and FSP No. FAS 115-1 and 121-1 (as amended).

       1.   Hancock Holding Company's Response:
             Original disclosure in Form 10-K, Note 4. Securities, page 68:
                 As of December 31, 2006, the Company had 1,291 investments.  Of the total portfolio, 449 securities were in an unrealized loss position.  Management and the Asset/Liability Committee continually monitor the securities portfolio and management is able to effectively measure and monitor the unrealized loss position on these securities.
             The Company has adequate liquidity and therefore has the ability and additionally the intent to hold these securities to recovery.  Accordingly, the unrealized loss of these securities has been determined to be temporary.

             o  We have the positive intent and the ability to hold the remaining investment in available-for-sale securities for a period of time sufficient to allow for an anticipated recovery in the fair value of the securities.  We will revise the footnote in future filings to include this statement.

             o  For the remaining portfolio of available-for-sale securities with unrealized losses totaling $19.5 million (gross unrealized losses) as of December 31, 2006, we considered the following factors under the requirements of SAB 5:M regarding the recognition of other-than temporary impairments:

                o  Management analyzed the length of time and the extent to which the fair value had been less than cost.  As of
                   December 31, 2006, the decline in fair value was attributable to changes in interest rates not credit quality.
                   Although sixty-five percent of the securities which made up the total $19.5 gross unrealized loss had been in a loss position for over one year, the fair value was below cost by only one percent on these securities, which did not indicate a severe impairment.

                o  Management considered the financial condition of the issuer for the securities in an unrealized loss position.
                   Ninety-seven percent of the securities in an unrealized loss position are guaranteed by the U.S. government or an agency of the U.S. government.  The remaining three percent are guaranteed by municipalities which Management reviewed and believes the Company has minimal to no exposure as of December 31, 2006.

U.S. Securities and Exchange Commission
Hancock Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2006
May 9, 2007

                o  Management reviewed the cash flow requirements of the Company compared to the cash flows from the securities portfolio and operating cash flows.  Based on its determination of cash flow requirements, Management determined that the Company had sufficient sources of liquidity without selling any of the securities in an unrealized loss position.  The securities portfolio provides a tremendous amount of liquidity and it is well diversified as to sector, maturity and number of securities.  In addition, the Company has a prudent asset liability process to manage future balance sheet growth.

             After careful consideration of all available evidence used to evaluate the realizable value of the securities portfolio, Management concluded that the decline is not other than temporary and that a write-down of the carrying value was not required as of December 31, 2006.  Therefore, we believe our current accounting treatment is correct.

             o  We applied the methodology for determining when an investment is other-than-temporarily impaired under paragraph 16 of SFAS 115 considering the application guidance in EITF 03-1 and FSP No. FAS 115-1 and 121-1 (as amended).  See response to the second bullet point above.

     During the quarter ended March 31, 2007, a subsidiary of the Company, Magna Insurance Company, sold three securities out of its portfolio to provide liquidity for surrenders of annuities for Magna Insurance Company.  These three securities had a gross loss of $4,160.  Additionally, during the second quarter of 2007, Magna Insurance Company sold twenty-seven securities out of its portfolio to provide liquidity for continued surrenders during the second quarter of its annuities.  These twenty-seven securities had a gross loss of $32,516.  Future annuity surrenders will be funded from existing cash flows of the Company.  The Company considers these security sales to be immaterial to the Company's portfolio and does not believe these security sales affect the overall assertion as to the Company's portfolio with unrealized losses.

     In connection with our response, Hancock Holding Company acknowledges the following:
             o  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
             o  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
Hancock Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2006
May 9, 2007

             o  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions or comments, please contact me at (228) 868-4725.

Sincerely,

/s/ Michael M. Achary

Michael M. Achary
Chief Financial Officer
Hancock Holding Company